Verona Pharma Initiates Multiple Dose Part of Phase 2 Clinical Trial with pMDI Formulation of Ensifentrine in COPD

Results expected in the first half of 2021

LONDON and RALEIGH, N.C., August 19, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces the initiation of the second, multiple dose, part of a Phase 2 trial to evaluate the pressurized metered-dose inhaler (“pMDI”) formulation of ensifentrine in patients with moderate to severe chronic obstructive pulmonary disease (“COPD”). Results from the study (Part B) are expected in the first half of 2021.
Positive efficacy and safety data from the first, single dose, part of the study (Part A) in 40 patients with moderate to severe COPD were announced by the Company on March 31, 2020. The results demonstrated a statistically significant and clinically meaningful increase in lung function as measured by forced expiratory volume in one second (“FEV1”)1 compared to placebo. Verona Pharma decided to postpone initiation of Part B of the study due to concerns for the safety of patients and study staff because of the COVID-19 pandemic. Following an assessment of local infection rates and control measures in addition to procedures put in place by the UK clinical sites, the Company has now initiated Part B, which will evaluate the pMDI formulation.
Multiple Dose Crossover Trial, Part B
•Patient Population: Approximately 30 moderate to severe COPD patients who participated in Part A are planned to continue to Part B at two sites in the UK.
•Dose/Duration: Patients will be randomized to receive 3 dose levels (300 µg, 1000 µg, 3000 µg) of pMDI ensifentrine or placebo, twice-daily over one week. All patients will receive each of the dose levels and placebo over four 7-day treatment periods.
•Primary Endpoint: Improvement in lung function as measured by peak FEV1 with ensifentrine compared to placebo after 7 days of treatment.
•Secondary Endpoints: Safety and tolerability, other lung function measures such as trough FEV1, average FEV1 over 4 and 12 hours, and steady state pharmacokinetic profile of ensifentrine pMDI.

“We are pleased to start the multiple dose part of this pMDI study and expect the results in the first half of 2021,” said David Zaccardelli, Pharm. D., President and CEO of Verona Pharma. “Data from the single dose part of this pMDI study are very encouraging and consistent with data from Phase 2 clinical trials with our nebulized and dry powder inhaler (“DPI”) formulations of ensifentrine.
pMDI and DPI formulations are important delivery mechanisms in the approximately $9.6 billion US market for maintenance COPD therapies2. The development of pMDI and DPI formulations of ensifentrine provides expanded opportunities including life cycle management, new indications and partnering. We look forward to providing further updates on this pMDI study and our upcoming Phase 3 ENHANCE trials and pilot trial in hospitalized patients with COVID-19.”
For further information on this clinical trial, please visit ClinicalTrials.gov, NCT04091360.
1 FEV1: Forced Expiratory Volume in one second, a standard measure of lung function
2 IQVIA MIDAS, IQVIA MIDAS Medical

About Ensifentrine
Ensifentrine (RPL554) is an investigational, first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 (PDE3 and PDE4). This dual inhibition enables it to combine both bronchodilator and anti-inflammatory effects in one compound. Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in Verona Pharma’s prior Phase 2 clinical studies in patients with moderate to severe COPD. In addition, nebulized ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
About Verona Pharma
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Following a response from the U.S. FDA to Verona Pharma’s End-of-Phase 2 briefing package, the Company plans to initiate its Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) later in 2020 for nebulized ensifentrine for COPD maintenance treatment. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Verona Pharma is currently in Phase 2 development with two additional formulations of ensifentrine for the treatment of COPD: dry powder inhaler (DPI) and pressurized metered-dose inhaler. Ensifentrine also has potential applications in COVID-19, cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.
Forward Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the development and potential of ensifentrine, including its potential to treat patients with COPD and COVID-19, the initiation, progress and timing of clinical trials, our expectations surrounding clinical trial results, the market opportunity for various formulations of ensifentrine, including estimates of the US sales for maintenance COPD therapies, the impact of the COVID-19 pandemic on our business and operations and the Company’s future financial results and the sufficiency of our cash and cash equivalents.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; the impact of the COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, under the caption “Supplemental Risk Factor Disclosures” in our Report on Form 6-K filed with the SEC on April 30, 2020, under the caption “Risk Factors” in our Registration Statement on Form F-1 filed with the SEC on August 17, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications (European Media and Investor Enquiries)	Tel: +44 (0)203 950 9144 verona@optimumcomms.com
Mary Clark / Eva Haas / Shabnam Bashir

Argot Partners (US Investor Enquiries)	Tel: +1 212-600-1902 verona@argotpartners.com
Kimberly Minarovich / Michael Barron